                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                   Syntel Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87162H103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Daniel M. Moore, Chief Administrative Officer
                                  Syntel, Inc.
                       525 East Big Beaver Road, Suite 300
                                 Troy, MI 48083
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.   87162H103

1. Name of Reporting Persons

            Neerja Sethi

2. Check the Appropriate Box if a Member of a Group

3. SEC Use Only

4. Source of Funds

            N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

            United States of America

7. Sole Voting Power

            7,000

8. Shared Voting Power

            12,617,750*

9. Sole Dispositive Power

            7,000

10. Shared Dispositive Power

            12,617,750*

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            12,624,750*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

            31.1%

14. Type of Reporting Person

            IN

      * - The common stock with respect to which Ms. Sethi shares voting and dispositive power includes (i) 8,467,750 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004, (ii) 4,000,000 shares held by the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004, (iii) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997, and (iv) 75,000 shares held by the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997, over each of which Ms. Sethi acts as co-trustee. Ms. Sethi disclaims beneficial ownership of the 12,617,750 shares held by such trusts.

      ITEM 1.  SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, no par value (the "Common Stock") of Syntel, Inc., a Michigan corporation (the "Issuer"). The principal executive office of the Issuer is located at 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083.

      ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by Neerja Sethi (the "Reporting Person"). Ms. Sethi's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083 and her principal occupation is Vice President, Corporate Affairs of the Issuer. During the past five years, Ms. Sethi has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Sethi is a citizen of the United States of America.

      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      See Item 4 regarding the method of acquisition for shares acquired.

      ITEM 4.  PURPOSE OF TRANSACTION

      Solely for estate and tax planning purposes, Bharat Desai transferred 8,467,750 shares of Common Stock of the Issuer to the Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 (the "Bharat I Trust") on December 29, 2004. Ms. Sethi is a co-trustee of the Bharat I Trust.

      Solely for estate and tax planning purposes, Mr. Desai transferred 4,000,000 shares of Common Stock of the Issuer to the Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 (the "Bharat II Trust") on December 30, 2004. Ms. Sethi is a co-trustee of the Bharat II Trust.

      Solely for estate and tax planning purposes, Ms. Sethi transferred 10,302,158 shares of Common Stock of the Issuer to the Neerja Sethi Irrevocable Trust Agreement dated December 27, 2004 (the "Neerja Trust") on December 28, 2004. Ms. Sethi is not a trustee of this trust and has no voting or dispositive power over such shares.

      As of the date of this Schedule 13D, Ms. Sethi does not have any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, Ms. Sethi is deemed to beneficially own an aggregate of 12,624,750 shares of Common Stock of the Issuer, which represents approximately 31.1% of the outstanding shares of Common Stock based on the number of Common Stock outstanding on October 25, 2005 as reported in the Issuer's most recently available Quarterly Report on Form 10-Q. Ms. Sethi disclaims beneficial ownership of an aggregate of 12,617,750 shares held by the Bharat I Trust, the Bharat II Trust and certain other trusts for which Ms. Sethi acts as trustee.

      (b)   Number of shares of Issuer Common Stock as to which Ms. Sethi has:

  (i)    Sole power to vote or direct the vote                             7,000
 (ii)    Shared power to vote or direct the vote                      12,617,750
(iii)    Sole power to dispose or to direct the disposition                7,000
 (iv)    Shared power to dispose or direct the disposition            12,617,750

            Ms. Sethi has shared power to vote or direct the vote and dispose or direct the disposition in the above noted shares of Common Stock with Mr. Parashar Ranade, as co-trustees of the Bharat I Trust, the Bharat II Trust, the Bharat Desai Irrevocable Trust f/b/o Saahill Desai dated May 17, 1997 (the "Saahill Trust") and the Bharat Desai Irrevocable Trust f/b/o Pia Desai dated May 17, 1997 (the "Pia Trust"). Mr. Ranade's business address is c/o Syntel, Inc., 525 E. Big Beaver Road, Suite 300, Troy, Michigan 48083. Mr. Ranade is an analyst for HIG Capital, a private equity firm located at 1001 Brickell Bay Dr., Miami, FL 33139. During the past five years, Mr. Ranade has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ranade is a citizen of the United States of America.

      (c)   Not applicable.

      (d)   Not applicable.

      (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the terms of the Bharat I Trust, the Bharat II Trust, the Saahill Trust and the Pia Trust, Mr. Ranade and Ms. Sethi, as co-trustees for each of such trusts, share joint authority to direct the voting and disposition of the shares of Common Stock owned by such trusts.

      ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1         Bharat Desai Irrevocable Trust Agreement For Descendants dated May 17, 1997, incorporated by reference to Exhibit 4 to Schedule 13D filed by Mr.
                      Parashar Ranade and various trusts on January 7, 2005.

Exhibit 2         Bharat Desai Irrevocable Trust Agreement dated December 27, 2004 incorporated by reference to Exhibit 6 to Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 7, 2005.

Exhibit 3         Bharat Desai Irrevocable Trust Agreement dated December 28, 2004 incorporated by reference to Exhibit 7 to Schedule 13D filed by Mr. Parashar Ranade and various trusts on January 7, 2005.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

      Dated: January 7, 2005

                                    /s/ Neerja Sethi
                                    --------------------------
                                    Neerja Sethi